TRANSWITCH CORPORATION
Three Enterprise Drive

Shelton, Connecticut 06484

January 25, 2013

VIA EDGAR

Securities and Exchange Commission

Attn: Russell Mancuso, Branch Chief

Jay Mumford

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	TranSwitch Corporation Registration Statement on Form S-3 (Registration No. 333-184591)

Dear Mr. Mancuso:

TranSwitch Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above captioned Registration Statement on Form S-3 effective as of 4:00 p.m. Eastern Standard Time on January 25, 2013, or as soon thereafter as practicable.

The Company acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By requesting acceleration hereunder, the Company acknowledges that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above-captioned Registration Statement.

Very truly yours,

TRANSWITCH CORPORATION

By: /s/ Robert A. Bosi

Robert A. Bosi

Vice President and Chief Financial Officer